EXHIBIT 11

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	March 31		March 31
	2007	2006	2007	2006
BASIC NET EARNINGS PER SHARE
Net earnings	$2,512	$2,211	$8,072	$6,786
Preferred dividends, net of tax benefit	38	35	116	107
Net earnings available to common shareholders	$2,474	$2,176	$7,956	$6,679

Basic weighted average common shares outstanding	3,156.0	3,269.6	3,164.3	3,003.4

Basic net earnings per common share	$0.78	$0.67	$2.51	$2.22

DILUTED NET EARNINGS PER SHARE
Diluted net earnings	$2,512	$2,211	$8,072	$6,786

Basic weighted average common shares outstanding	3,156.0	3,269.6	3,164.3	3,003.4
Add potential effect of:
Conversion of preferred shares	149.2	153.7	150.4	154.6
Exercise of stock options and other Unvested Equity awards	92.1	87.2	91.0	77.4

Diluted weighted average common shares outstanding	3,397.3	3,510.5	3,405.7	3,235.4

Diluted net earnings per common share	$0.74	$0.63	$2.37	$2.10